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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                        XM Satellite Radio Holdings Inc.
================================================================================
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
================================================================================
                         (Title of Class of Securities)

                                   983759 10 1
================================================================================
                                 (CUSIP Number)

                                David H. Engvall
                       Vice President and General Counsel
                               Motient Corporation
                            10802 Parkridge Boulevard
                                Reston, VA 20191
                                 (703) 758-6000
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      October 1, 2001 and October 12, 2001
================================================================================
             (Date of Event which Requires filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 1
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================================================================================
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  Motient Corporation
                  93-0976127
================================================================================
================================================================================
              2.  Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)
                  (b)
================================================================================
================================================================================
              3.  SEC Use Only
================================================================================
================================================================================
              4.  Source of Funds             WC, OO
================================================================================
================================================================================
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
================================================================================
================================================================================
              6.  Citizenship or Place of Organization
                  Delaware
================================================================================
=================== ============================================================
Number of           7.   Sole Voting Power                       9,757,262
Shares
Beneficially
Owned by
Each                ============================================================
Reporting           ============================================================
Person              8.   Shared Voting Power                             0
With
                    ============================================================
                    ============================================================
                    9.   Sole Dispositive Power                  9,757,262

                    ============================================================
                    ============================================================
                    10.  Shared Dispositive Power                        0

================================================================================
================================================================================
              11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  9,757,262
================================================================================
================================================================================
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
================================================================================
================================================================================
              13. Percent of Class Represented by Row (11)
                  15.54%
================================================================================
================================================================================
              14. Type of Reporting Person
                  CO
================================================================================

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 2
--------------------------------------------------------------------------------

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Amended Schedule 13D 1/

Item 4.  Purpose of Transaction

     Item 4 is amended and restated in its entirety as follows:

     Motient purchased 200,000 shares of Class A Stock (the "Offering Shares") in the Offering in order to demonstrate its commitment to the Issuer's long-term business plans and objectives, and because Motient concluded that the initial public offering price of the Offering represented an attractive opportunity to increase its equity position in the Issuer. Motient also noted that several of the other significant equity stakeholders in the Issuer elected to similarly participate in the Offering.

     The shares of Class B Stock owned by Motient (or, in the case of shares of Class A Stock other than the Offering Shares, the Class B Stock from which such other shares of Class A Stock were converted) were acquired for various consideration, over a period of several years, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act. These transactions are described in detail in Item 3 above. Motient was the initial, sole stockholder of the Issuer. The subsequent changes in Motient's ownership interest in the Issuer, prior to the Offering, were effected to maximize the potential future value to Motient and its stockholders of its interest in the Issuer.

     Certain of Motient's rights with respect to the Issuer are governed by a shareholders' agreement by and among the Issuer, Motient, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, Motient currently has three representatives on the Board of Directors of the Issuer. In addition, two independent members of the Board of Directors of the Issuer must be approved by Motient and the other parties to the Shareholders' Agreement. Certain other material provisions of the Shareholders' Agreement are described in more detail in Item 6 below.

     There are certain restrictions on Motient's ability to sell or otherwise transfer the Securities. Under the Shareholders' Agreement, shares of Class B Stock are transferable only upon conversion into shares of Class A Stock.

     The Securities are also subject to certain pledge agreements and related contingencies.

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 3
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--------------------------------------------------------------------------------
     Motient has granted a first priority lien on all of the 9,757,262 shares of Class B Stock owned by it to its bank lenders. These liens secure Motient's obligations under its term loan facility. Motient has also granted a second priority lien on all of the 9,757,262 shares of Class B Stock owned by it to Hughes Electronics Corporation, Singapore Telecommunications, Ltd., and Baron Capital Partners, L.P. (the "Bank Guarantors"), who are guarantors of Motient's term and revolving loan facilities. These liens secure Motient's obligations under an agreement that requires Motient to reimburse the Bank Guarantors in the event that the Bank Guarantors are required to make any payment under the bank facility guarantees.

     The bank lenders and Bank Guarantors have agreed to release the liens they hold on up to 1,000,000 of the 9,757,262 shares of Class B Stock described above, in the event Motient wishes to sell such shares. Motient may determine to sell such shares at any time in the future, depending, in part, on the factors described in the following paragraph. The ability of Motient to sell any other shares of Class B Stock owned by it is limited by certain covenants relating to sales of assets contained in its term loan and revolving credit agreements, as well as in the purchase agreement with Rare Medium Group, Inc. ("RMG") relating to the RMG Notes (as defined below).

     On May 14, 2001, Motient signed a definitive merger agreement with RMG (the "Merger Agreement") through which Motient proposed to acquire 100% of the ownership of RMG. As part of this proposed transaction, Motient would have transferred 9 million shares of Class A Stock to the holders of certain preferred stock issued by RMG. On October 1, 2001, Motient and RMG mutually agreed to terminate the Merger Agreement.

     On October 12, 2001, Motient transferred all of the 852,243 shares of Class A Stock and 4,147,757 shares of Class B Stock owned by it to RMG in partial satisfaction of two $25 million notes (the "RMG Notes") issued by Motient to RMG in April and July 2001. Immediately prior to transfer, the 4,147,757 shares of Class B Stock were converted into an equal number of shares of Class A Stock. The RMG Notes had been secured by a first priority lien on such shares. In connection with this transaction, Motient agreed to transfer to RMG one (1) of its demand registration rights under its registration rights agreement with the Issuer. The maturity of the remaining balance of the RMG Notes will be extended until October 12, 2002 if Motient is able to obtain the agreement of the banks and Bank Guarantors to provide RMG with a third priority lien (after the liens described above) on the 9,757,262 shares of Class B Stock to secure such RMG Notes. Motient has agreed to use its best efforts to obtain such agreement.

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 4
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     Except as described  above in this Item 4 and below in Item 6, Motient does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, Motient may determine to change its investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell its shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, Motient will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and
anticipated   market   conditions  from  time  to  time,   Motient's   liquidity
requirements,   general  economic  conditions,  regulatory  matters,  and  other opportunities available to Motient. Motient reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

     To the best knowledge of Motient, all shares identified in item 5 below as beneficially owned by persons listed in Annex A were acquired by such persons for investment purposes. Such persons may buy or sell shares of Class A Stock in the future as they deem appropriate, but, to the best knowledge of Motient, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 5
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Item 6.   Contracts,  Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Item 6 is amended and restated in its entirety as follows:


Shareholders' Agreement

     Set forth below is a description of certain material provisions of the Shareholders' Agreement:

     Governance Provisions. In connection with the FCC's approval on December 21, 2000 of the transfer of control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors currently consists of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 6
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     Conversion  of Class B Stock to Class A Stock.  The Class B Stock  owned by
Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient.

     Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

     Restrictions on Transfer of Securities. As described in Item 4 above, shares of Class B Stock are transferable only upon conversion into shares of Class A Stock.

Registration Rights Agreement

     In addition to the contracts and agreements described above and in Item 4 above, Motient has certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, Motient and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 7
--------------------------------------------------------------------------------

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Note Purchase Agreement with Rare Medium Group, Inc.

     As described above in Item 4, on October 12, 2001 Motient transferred 852,243 shares of Class A Stock and 4,147,757 shares of Class B Stock to RMG in partial satisfaction of the RMG Notes. The balance of the RMG Notes is subject to the terms and conditions of a Note Purchase Agreement dated as of April 2, 2001 (the "Note Agreement") between Motient and RMG.

     The Note Agreement contains a covenant relating to sales of assets by Motient which limits the ability of Motient to sell shares of Class B Stock owned by it.

     Motient also agreed in the Note Agreement that if it makes an offering involving its equity or derivative securities (including securities of Motient or the Issuer) while the RMG Notes remain outstanding, RMG will have a right of first refusal to participate in such offering.

     In connection with the Note Agreement, Motient transferred its piggyback and shelf registration rights associated with the 5,000,000 shares of Class A Stock delivered to RMG. In addition, at the time of the transfer of such shares to RMG, Motient transferred to RMG one of its "demand" registration rights under the Registration Rights Agreement described above.

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CUSIP No.  983759 10 1                              13D Amendment No. 8 - Page 8
--------------------------------------------------------------------------------

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2001


                                     MOTIENT CORPORATION


                                     By: /s/David H. Engvall
                                        ----------------------------------------
                                     Name:    David H. Engvall
                                     Title:   Vice President and General Counsel





--------
1/ Amending the Amended and Restated Schedule 13D dated July 20, 2001.
-